SCHEDULE 13G

Amendment No. 3
Revlon Incorporated
Class A Common Stock
Cusip #761525500


Cusip #761525500
Item 1:	Reporting Person - FMR Corp.
Item 4:	Delaware
Item 5:	17,891,578
Item 6:	0
Item 7:	63,090,713
Item 8:	0
Item 9:	63,090,713
Item 11:	16.540%
Item 12:	    HC


Cusip #761525500
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	63,090,713
Item 8:	0
Item 9:	63,090,713
Item 11:	16.540%
Item 12:	IN




	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)




Item 1(a).	Name of Issuer:

		Revlon Incorporated

Item 1(b).	Name of Issuer's Principal Executive Offices:

		237 Park Avenue
		New York, NY  10017


Item 2(a).	Name of Person Filing:

		FMR Corp.

Item 2(b).	Address or Principal Business Office or, if None,
Residence:

		82 Devonshire Street, Boston,
Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Class A Common Stock

Item 2(e).	CUSIP Number:

		761525500

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)
and the person filing, FMR Corp., is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See
Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:	63,090,713

	(b)	Percent of Class:	16.540%

	(c)	Number of shares as to which such
person has:

	(i)	sole power to vote or to direct
the vote:	17,891,578

	(ii)	shared power to vote or to
direct the vote:	0

	(iii)	sole power to dispose or to
direct the disposition of:	63,090,713

	(iv)	shared power to dispose or to
direct the disposition of:	0



Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock of Revlon Incorporated.
The interest of one person, Fidelity Advisors High Yield Fund, an investment company registered under the Investment
Company Act of 1940, in the Class A Common Stock of
Revlon Incorporated, amounted to 41,158,562 shares or 10.790% of the total outstanding Class A Common Stock at December 31, 2006.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent
Holding Company.

	See attached Exhibit A.

Item 8.	Identification and Classification of Members of
the Group.

	Not applicable.  See attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2007
Date

/s/Eric D. Roiter
Signature

Eric D, Roiter
Duly authorized under Power of Attorney
dated December 30, 1997 by and on behalf of FMR Corp. and its direct and indirect subsidiaries


	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)



	Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 45,199,135 shares or 11.849% of the Class A Common Stock outstanding of Revlon Incorporated ("the Company") as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. The number of shares of Class A Common Stock of Revlon
Incorporated owned by the investment companies at December 31, 2006 included 8,519,273 shares of Class A
Common Stock resulting from the assumed conversion of 36,911,932 shares of REVLON INC RTS 1/19/07 (0.2308 shares of Class A Common Stock for each Right).

	The ownership of one investment company, Fidelity Advisors High Yield Fund, amounted to 41,158,562 shares or 10.790% of the Class A Common Stock outstanding. Fidelity Advisors High Yield Fund has its principal business office at 82 Devonshire Street, Boston, Massachusetts 02109.

	Edward C. Johnson 3d and FMR Corp., through its control of Fidelity, and the funds each has sole power to dispose of the 45,199,135 shares owned by the Funds.

	Members of the family of Edward C. Johnson 3d, Chairman of FMR Corp., are the predominant owners, directly or through trusts, of Series B shares of common stock of FMR Corp., representing 49% of the voting power of FMR Corp.
The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B shares will be voted in accordance with the majority vote of Series B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp.

	Neither FMR Corp. nor Edward C. Johnson 3d,
Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

	Fidelity Management Trust Company, 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 13,372,320 shares or 3.506% of the Class A Common Stock outstanding of the Company as a result of its serving as investment manager of the institutional account(s). The number of shares of Class A Common Stock of Revlon Incorporated owned by the institutional account(s) at December 31, 2006 included 3,355,035 shares of Class A Common Stock resulting from the assumed conversion of 14,536,543 shares of REVLON INC RTS 1/19/07 (0.2308 shares of Class A Common Stock for each Right).

	Edward C. Johnson 3d and FMR Corp., through its control of Fidelity Management Trust Company, each has sole dispositive power over 13,372,320 shares and sole power to vote or to direct the voting of 13,372,320 shares of Class A Common Stock owned by the institutional account(s) as reported above.

	Pyramis Global Advisors, LLC ("PGALLC"), 53 State Street, Boston, Massachusetts, 02109, an indirect wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 232,070 shares or 0.061% of the outstanding Class A Common Stock of Revlon
Incorporated as a result of its serving as investment adviser to institutional accounts, non-U.S. mutual funds, or investment companies registered under Section 8 of the Investment
Company Act of 1940 owning such shares.

	Edward C. Johnson 3d and FMR Corp., through its control of PGALLC, each has sole dispositive power over 232,070 shares and sole power to vote or to direct the voting of 232,070 shares of Class A Common Stock owned by the institutional accounts or funds advised by PGALLC as reported above.

	Pyramis Global Advisors Trust Company ("PGATC"),
53 State Street, Boston, Massachusetts, 02109, an indirect wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 4,287,188 shares or 1.124% of the outstanding Class A Common Stock of the Revlon
Incorporated as a result of its serving as investment manager of institutional accounts owning such shares.

	Edward C. Johnson 3d and FMR Corp., through its control of Pyramis Global Advisors Trust Company, each has sole dispositive power over 4,287,188 shares and sole power to vote or to direct the voting of 4,287,188 shares of Class A Common Stock owned by the institutional accounts managed by PGATC as reported above.



	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
	RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on February 14, 2007, agree and consent to the joint filing on their behalf of this Schedule
13G in connection with their beneficial ownership of the Class
A Common Stock of Revlon Incorporated at December 31,
2006.

	FMR Corp.

	By /s/ Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney dated
December 30, 1997, by and on behalf of FMR Corp. and its
direct and indirect subsidiaries

	Edward C. Johnson 3d

	By /s/ Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney dated
December 30, 1997, by and on behalf of Edward C. Johnson
3d

	Fidelity Management & Research Company

	By /s/ Eric D. Roiter
	Eric D. Roiter
	Senior V.P. and General Counsel

	Fidelity Advisors High Yield Fund

	By /s/ Eric D. Roiter
	Eric D. Roiter
	Secretary